Exhibit 99(d)(iii)

Form of
Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into as of this 13th day of February, 2017 between Lord, Abbett & Co. llc (“Lord Abbett”), Lord Abbett Distributor LLC (“Lord Abbett Distributor”), and Lord Abbett Equity Trust (the “Trust”) with respect to Lord Abbett Calibrated Large Cap Value Fund and Lord Abbett Calibrated Mid Cap Value Fund.

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Lord Abbett Calibrated Large Cap Value Fund, Lord Abbett agrees for the time period set forth in paragraph 5 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and any acquired fund fees and expenses, to an annual rate of 0.60% for each class other than Class F3 and R6. For the same period, Lord Abbett agrees to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding any acquired fund fees and expenses, to an annual rate of 0.58% for Class F3 and R6.

2.	With respect to Lord Abbett Calibrated Mid Cap Value Fund, Lord Abbett agrees for the time period set forth in paragraph 5 below to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding 12b-1 fees and any acquired fund fees and expenses, to an annual rate of 0.70% for each class other than Class F3 and R6. For the same period, Lord Abbett agrees to waive all or a portion of its management and administrative services fees and reimburse the Fund’s other expenses to the extent necessary to limit total net annual operating expenses, excluding any acquired fund fees and expenses, to an annual rate of 0.65% for Class F3 and R6.

3.	To limit each Fund’s total net annual operating expenses as specified above, Lord Abbett will waive the same amount of management and administrative services fees for each share class, but may reimburse different amounts of shareholder servicing expenses for each share class in its sole discretion.

4.	With respect to each Fund, Lord Abbett Distributor agrees for the time period set forth in paragraph 5 below to waive the Fund’s 0.10% Rule 12b-1 fee for Class F.

5.	This Agreement will be effective from February 13, 2017 through November 30, 2018. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett, Lord Abbett Distributor, and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT EQUITY TRUST

By:
Brooke A. Fapohunda
Vice President and Assistant Secretary

LORD, ABBETT & Co. LLC

By:
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT DISTRIBUTOR LLC
By:	LORD, ABBETT & CO. LLC

By:
Lawrence H. Kaplan
Member and General Counsel
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